Exhibit 1

PRESS RELEASE

Results from Gentium’s Treatment IND for Defibrotide Presented at the American Society of Hematology Annual Meeting

VILLA GUARDIA (COMO), Italy,  December 12, 2011 (Globe Newswire) -- Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today announced that an oral presentation on Defibrotide was presented today at the 53nd Annual Meeting and Exposition of the American Society of Hematology held at the San Diego Convention Center in California.

Dr. Paul Richardson, Clinical Director of the Dana-Farber Cancer Institute, Boston, MA (USA), reported in an oral presentation the updated results from the ongoing Treatment IND Expanded Access Protocol for Defibrotide (abstract #487).  The analysis was based on 269 patients with severe veno-occlusive disease (sVOD) and multi-organ failure (MOF), enrolled between December 2007 and March 2011 at 67 centers across the United States.  251 patients had undergone stem cell transplant (SCT) and the remaining 18 had developed VOD after chemotherapy alone. Of 269 patients, 32% achieved a complete response (CR) and 50% survived to day 100 (D+100). Additional findings were as follows:

•	In the subgroup of SCT patients, 31% (78/251) achieved a CR and 50% survived to D+100.
•	In the 18 chemotherapy-only patients, CR was 39% and D+100 survival was 50%.
•	Of 200 patients with sVOD, CR was 28% and D+100 survival was 44%.
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Early initiation of Defibrotide treatment (< 2 days, versus a delay of >2 days) following VOD diagnosis resulted in increased CR (35% versus 23%, p=0.03) and survival (56% versus 37%, p=0.01). CR rate and D+100 survival for the 69 patients with non-severe VOD were 42% and 62%, respectively.

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134 patients met entry criteria for the original Phase 3 trial of Defibrotide and comparison to the Phase 3 historical control showed a statistically improved outcome in CR (30% vs 9%, p=<0.01) and D+100 survival (46% vs 25%; p=<0.01).

•	The incidence of all grade GvHD in the allogeneic SCT patients (225/251) was 8%, similar to the observation of decreased GvHD in other studies of Defibrotide.

These results confirm the findings of previous trials and support early intervention with Defibrotide following diagnosis of VOD.  Additionally, there were low incidences of GvHD in allogeneic-SCT patients treated with Defibrotide and of treatment-associated toxicities, both consistent with prior studies of Defibrotide.

“The updated results of our ongoing Treatment IND continue to demonstrate significantly improved outcomes for sVOD patients treated with Defibrotide when compared with untreated historical controls,” said Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium.  “We are pleased that through the Treatment IND and Named Patient Program, Defibrotide is now available to more than 300 clinics worldwide.”

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

About VOD

Veno-occlusive disease (VOD) is a potentially life-threatening condition, which typically occurs as a result of a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplants (SCT) can damage the lining cells of hepatic blood vessels and result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction of other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. There is currently no approved agent for the treatment or prevention of VOD in the United States or the European Union.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.	The Trout Group
Salvatore Calabrese, +39 031-385-287	Marcy Nanus, +1 646-378-2927
SVP & CFO	mnanus@troutgroup.com
scalabrese@gentium.it